                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)



                INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                           PURSUANT TO RULE 13d-1(a)

                       SUBURBAN LODGES OF AMERICA, INC.
                       --------------------------------
                               (Name of Issuer)

                         COMMON STOCK, PAR VALUE $.01
                         ----------------------------
                        (Title of Class of Securities)

                                   864444104
                                   ---------
                                (CUSIP Number)

                             Leonard Chazen, Esq.
                              Covington & Burling
                          1330 Avenue of the Americas
                           New York, New York 10019
                                (212) 841-1000
                                --------------

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 5, 2001
                                 -------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 2 of 29 Pages
 ----------------------                             ----------------------


-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                    Raymond Adam D'Olier French
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS                                            PF
--------------------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION                     Ireland
--------------------------------------------------------------------------------

    Number of        7      SOLE VOTING POWER               307,362
     Shares        -------------------------------------------------------------

   Beneficially      8      SHARED VOTING POWER               -0-
    Owned by       -------------------------------------------------------------

  Each Reporting     9      SOLE DISPOSITIVE POWER          307,362
                   -------------------------------------------------------------

    Person With     10      SHARED DISPOSITIVE POWER        458,238
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   765,600
    PERSON
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                  6.4%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                   IN
--------------------------------------------------------------------------------

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 3 of 29 Pages
 ----------------------                             ----------------------

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                   Sharwell Securities Trading Ltd.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  N/A
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION              Jersey, Channel Islands
--------------------------------------------------------------------------------

    Number of        7      SOLE VOTING POWER               197,000
     Shares        -------------------------------------------------------------

   Beneficially      8      SHARED VOTING POWER               -0-
    Owned by       -------------------------------------------------------------

  Each Reporting     9      SOLE DISPOSITIVE POWER            -0-
                   -------------------------------------------------------------

    Person With     10      SHARED DISPOSITIVE POWER        197,000
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   197,000
    PERSON
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                  1.6%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 4 of 29 Pages
 ----------------------                             ----------------------

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                    Yeoman International Holdings,
                                               S.A.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION                   Luxembourg
--------------------------------------------------------------------------------

    Number of        7      SOLE VOTING POWER               197,000
     Shares        -------------------------------------------------------------

   Beneficially      8      SHARED VOTING POWER               -0-
    Owned by       -------------------------------------------------------------

  Each Reporting     9      SOLE DISPOSITIVE POWER            -0-
                   -------------------------------------------------------------

    Person With     10      SHARED DISPOSITIVE POWER        197,000
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   197,000
    PERSON
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                  1.6%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 5 of 29 Pages
 ----------------------                             ----------------------

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                    Kappa Alpha Ltd.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION                   Isle of Man
--------------------------------------------------------------------------------

    Number of        7      SOLE VOTING POWER               121,134
     Shares        -------------------------------------------------------------

   Beneficially      8      SHARED VOTING POWER               -0-
    Owned by       -------------------------------------------------------------

  Each Reporting     9      SOLE DISPOSITIVE POWER            -0-
                   -------------------------------------------------------------

    Person With     10      SHARED DISPOSITIVE POWER        121,134
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   121,134
    PERSON
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                  1.0%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 6 of 29 Pages
 ----------------------                             ----------------------

-------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON                    Hibernian Investment Managers
                                               Ltd.
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSON   N/A
-------------------------------------------------------------------------------

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  [X]
                                                            (b)  [ ]
--------------------------------------------------------------------------------

3  SEC USE ONLY
--------------------------------------------------------------------------------

4  SOURCE OF FUNDS                                            OO
--------------------------------------------------------------------------------

5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEM 2(d) OR 2(e)                              [ ]
--------------------------------------------------------------------------------

6  CITIZENSHIP OR PLACE OF ORGANIZATION                     Ireland
--------------------------------------------------------------------------------

    Number of        7      SOLE VOTING POWER               139,914
     Shares        -------------------------------------------------------------

   Beneficially      8      SHARED VOTING POWER               -0-
    Owned by       -------------------------------------------------------------

  Each Reporting     9      SOLE DISPOSITIVE POWER            -0-
                   -------------------------------------------------------------

    Person With     10      SHARED DISPOSITIVE POWER        139,914
--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING   139,914
    PERSON
--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES                                   [ ]
--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                                  1.2%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON                                   OO
--------------------------------------------------------------------------------

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 7 of 29 Pages
 ----------------------                             ----------------------

          This Schedule 13 (the "Schedule 13D") is filed on April 16, 2001 with the U.S. Securities and Exchange Commission (the "SEC") by Raymond A.D. French, Sharwell Securities Trading Ltd., Yeoman International Holdings, S.A., Hibernian Investment Managers Ltd, and Kappa Alpha Ltd. (together the "Reporting Persons").

Item 1.  Security and Issuer

          This Schedule 13D is filed with respect to the common stock of Suburban Lodges of America, Inc. $.01 par value (`Common Stock"). The principal offices of Suburban Lodges of America, Inc. ("Suburban" or the "Company") are located 300 Galleria Parkway Suite 1200 Atlanta, GA 30339.

Item 2.  Identity and Background

        A.    Item 2(a)-(c)

        I.  Reporting and Controlling Persons

        1. Raymond A.D. French is an investment adviser whose principal place of business is 350 West 50th Street, New York, NY 10019. Mr. French is an investment adviser to the other Reporting Persons specializing in undervalued public companies. Mr. French exerts controls over the disposition of shares held by other Reporting Persons under arrangements set forth in agreements between the parties filed as Exhibits 3, 4 & 5 to this Schedule 13D. Mr. French has extensive experience in commercial real estate appraisal/investment and previously served as a portfolio manager for a New York-based real estate stock hedge fund. Mr. French takes an active approach to his and his investor's public company holdings, and often works to encourage a realization of underlying shareholder values. Prior to making an investment in Suburban Lodges of America, he and a group of his investors were shareholders in Echelon International Corp. (then a NYSE listed real estate company). Echelon International was subsequently taken private by a third party acquirer at a significant premium to the price paid by Mr. French's investment group. Mr. French is a graduate of Trinity College, Dublin, Ireland (Economics and Philosophy, with double honors) and has an MS in Real Estate Development from Columbia University in New York City. Mr. French is a citizen of Ireland.

        2. Sharwell Securities Trading Ltd. ("Sharwell") is a corporation organized under the laws of Jersey with its principal office and business at 22 Grenville Street, St. Helier, Jersey, Channel Islands JE2 3WQ. Sharwell acts as an investment holding company. Sharwell is a fully owned subsidiary of Yeoman International Holdings SA, a Luxembourg based, diversified investment holding company.

        3. Kappa Alpha Ltd. ("Kappa") is a corporation organized under the laws of the Isle of Man with its principal office and business at International House, Castle Hill, Victoria Road, Douglas, Isle of Man. Kappa is an investment company specializing in undervalued shares. Kappa has been a shareholder in a number of companies that have subsequently instituted strategies to unlock underlying asset values for their shareholders. Since 1994, Raymond J. R. French has served as Chairman of Kappa. Raymond J. R. French is a financial consultant and was Chairman of Goodbody Stockbrokers (the leading stockbroking firm in Ireland), from 1987 to 1994. Shareholders of Kappa include a number of large UK and Irish financial institutions.

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 8 of 29 Pages
 ----------------------                             ----------------------


        4. Hibernian Investment Managers ("Hibernian") is an investment advisor and an Irish-based subsidiary of CGNU plc. Hibernian is a corporation under the laws of Ireland and its offices are located at Haddington Rd, Dublin 2 Ireland. Hibernian provides investment management services for insurance, pension, unit linked and other clients in Ireland and manages in excess of five billion Irish Pounds (over US$5 billion).

        5. CGNU plc ("CGNU") is the parent of its subsidiary Hibernian. CGNU is a corporation under the laws of the United Kingdom. It's offices are located at St. Helens 1, London EC3P 3DQ England. CGNU is the sixth largest insurance company in the world with over 15 million customers worldwide and over two hundred billion British Pounds of assets under management. CGNU's activities include long-term savings, general insurance and fund management. CGNU's stock trades on the London Stock Exchange.

        6. Yeoman International Holdings S.A. ("Yeoman") is the parent of its wholly owned subsidiary Sharwell. Yeoman is a corporation organized under the laws of Luxembourg with its principal office and business at 6 rue Adolphe Fischer, L-1520 Luxembourg. Yeoman through various subsidiaries is a major shareholder in Irish public and private companies, including Ardagh plc (a glass container manufacturer), Janesville Ltd./Brimstage Ltd. (aircraft leasing), and STI (Ireland) Ltd., (a medical-waste disposal company). In 1999, Ardagh plc acquired Rockware Group (a UK-based, glass container manufacturer) for 240 million British Pounds.

        II.  Executive Officers and Directors.

        The names, present principal occupations and business addresses of the executive officers and directors of Sharwell are set forth below. Each director or executive officer's business address is that of Sharwell. Unless otherwise indicated, the employment set forth opposite an individual's name is the same as his or her position at Sharwell.

         Name                   Position               Employment
         ----                   --------               ----------
   Paul R. Coulson              Director       Chief Executive Officer,
                                               Yeoman Int'l Holdings, 6 rue
                                               Adolphe Fischer L-1520
                                               Luxembourg (1)

   Louis B. Triay               Director       Attorney, L.W. Triay & Co,
                                               Gibraltar (2)

   J. Neish                     Director       Attorney, L.W. Triay & Co,
                                               Gibraltar (2)

        The names, present principal occupations and business addresses of the executive officers and directors of Kappa are set forth below. Each director or executive officer's business address is that of Kappa. Unless otherwise indicated, the employment set forth opposite an individual's name is the same as his or her position at Kappa.

        Name                    Position              Employment
        ----                    -------               ----------
  Raymond J.R. French           Director       Financial Consultant,
                                               Cronk-Y-Chree, Smeale, Andreas,
                                               Isle of

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 9 of 29 Pages
 ----------------------                             ----------------------

                                               Man IM 7 3ED British Isles (1)

  David A. Harris           Director           (2)
  Katherine G. Harding      Director           (2)

        The names, present principal occupations and business addresses of the executive officers and directors of Yeoman are set forth below. Each director or executive officer's business address is that of Yeoman. Unless otherwise indicated, the employment set forth opposite an individual's name is the same as his or her position at Yeoman.

        Name                Position                      Employment
        ----                --------                      ----------
  Louis B. Triay            Director             Lawyer, L.W. Triay & Co.
                                                 Gibraltar (2)

  Wolfgang Baertz           Director             Managing Director, Dresdner
                                                 Bank, Luxembourg (3)

  Frank Belton              Director             (1)

  Paul R. Coulson           Director             Chief Executive Officer,
                                                 Yeoman Int'l Holdings, 6 rue
                                                 Adolphe Fischer, L-1520
                                                 Luxembourg (1)

  Herman Troskie            Director             Lawyer, Maitland & Co.,
                                                 Luxembourg (4)

  Gerald Moloney            Director             Solicitor, GJ Moloney & Co.
                                                 (1)

        The names, present principal occupations and business addresses of the executive officers and directors of Hibernian are set forth below. Each director or executive officer's business address is that of Hibernian. Unless otherwise indicated, the employment set forth opposite an individual's name is the same as his or her position at Hibernian.

      Name                   Position                     Employment
      ----                   --------                     ----------

  Peter Malone             Chairman              (1)

  Patrick McGorrian        Director              Hibernian Group,
                                                 Haddington Rd.
                                                 Dublin 2 Ireland (1)

  Anthony Joyce            Executive Director    (1)

  Alan Clifton             Director              CGNU plc., St. Helens 1,
                                                 London EC3P
                                                 3DQ England (2)

  Martin Nolan             Executive Director    (1)

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 10 of 29 Pages
 ----------------------                             ----------------------


  Bert Patterson           Director               CGNU plc, St. Helens 1, London
                                                  EC3P
                                                  3DQ England (2)

  Pramit Ghose             Managing Director      (1)

        The names, present principal occupations and business addresses of the executive officers and directors of CGNU are set forth below. Each director or executive officer's business address is the same as CGNU. Unless otherwise indicated, the employment forth opposite an individual's name is the same as his or her position at CGNU.

      Name                          Position                    Employment
      ----                          --------                    ----------

  Pehr Gyllenhammar          Chairman                       Managing Director,
                                                            Lazard & Co.
                                                            Limited, 21
                                                            Moorfields, London
                                                            UK

  George Paul                Director

  Bob Scott                  Director, Group Chief
                             Executive

  Richard Harvey             Director, Deputy Group
                             Chief Executive

  Mike Biggs                 Director, Group Finance
                             Director

  Lyndon Bolton              Director

  Guillermo de la Dehesa     Director

  Wim Dik                    Director

  Sir Michael Partridge      Director

  Phillip Scott              Director, Group Executive
                             Director

  Derek Stevens              Director                      CFO, British Airways,
                                                           Waterside,
                                                           Harmondsworth, UK

  Phillip Twyman             Director, Group Executive
                             Director

  Elizabeth Vallance         Director                      Fellow, University of
                                                           London, University
                                                           College London, Gower
                                                           Street, London, UK

  Andre Villeneuve           Director

  Tony Wyand                 Director, Group Executive
                             Director

  Patrick Snowball           Director, Group Executive
                             Director

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 11 of 29 Pages
 ----------------------                             ----------------------

(1) Citizen of Ireland
(2) Citizen of United Kingdom
(3) Citizen of Germany
(4) Citizen of South Africa

        (d)  Criminal Proceedings

        During the last five years, neither the Reporting Persons (or a controlling entity thereof), nor to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) Civil Securities Law Proceedings

        During the last five years, neither the Reporting Persons (or a controlling entity thereof), nor to the knowledge of the Reporting Persons, any executive officer or director of any of the Reporting Persons (or a controlling entity thereof) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

          Raymond A.D. French used his personal funds, and funds from investment accounts managed on a discretionary basis by Mr. French, to fund the open market purchases of 17,862 shares of Common Stock of Suburban on April 4th to 12th, 2001 which purchases in part necessitated the filing of this statement. The amount of funds used to fund such purchase is approximately $115,002.
Prior to April 4, 2001 Mr. French purchased 41,400 shares of Common Stock with funds borrowed in the ordinary course of his business activities from margin accounts.


          Hibernian used funds from investment accounts managed on a discretionary basis by Hibernian to fund the purchases of 139,914 shares of Common Stock of Suburban in the period from April 4th to April 12th, 2001 which purchases in part necessitated the filing of this statement. The amount of funds used to fund such purchase is approximately $877,720.

          Kappa used their working capital to fund the purchases of 16,324 shares of Common Stock of Suburban in the period from April 4th to April 12th, 2001 which purchases in part necessitated the filing of this statement. The amount of funds used to fund such purchase is approximately $102,443.

Item 4.   Purpose of Transaction.


          The Filing Persons acquired their shares of the Common Stock
(the "Shares") because they considered the Shares an attractive investment opportunity. They intend to review their investment on an ongoing basis and may acquire additional shares of the Common Stock in the open-market or in privately negotiated transactions, maintain their holdings at current levels or sell all or a portion of their holdings in the open-market or in privately negotiated transactions. Any such actions the Filing Persons undertake will be dependent upon, among other things, the availability of shares of the Common Stock for purchase and the price levels of such shares; general market and economic conditions; on-going evaluation of Suburban's business, financial condition, operations and prospects; the relative attractiveness of alternative business and investment opportunities; the availability of funds for the purchase of additional shares of the Common Stock; the actions of the management and Board of Directors of Suburban; and other future developments.

         The Filing Persons believe that the Company's Board of Directors (the "Board") and management have failed to maximize shareholder value. In particular, the Filing Persons believe that:

          (1) the Company has produced poor operating results, primarily as a result of massive growth in corporate-level operating expenses,

          (2) the Board and management have allowed the Company's HotelTools venture to become an enormous cash drain, which is hidden by the accounting treatment they have chosen for this investment, and

          (3) the Board and management have failed to aggressively pursue opportunities for shareholders to realize the Company's underlying asset values, through a sale of the Company or its assets.

          In an effort to change the Board's policies on these matters, one of the Filing Persons, have nominated Mr. Raymond A.D. French and Mr. Paul R. Coulson, an affiliate of one of the other Filing Persons, Sharwell Securities Trading Ltd., for election to the Board at the 2001 annual shareholders meeting. The Filing Persons intend to solicit proxies to elect these nominees (the "Nominees") at the meeting.

          The Filing Persons believe that the Company's sub-par stock performance is a reflection of its poor business performance. In May 1996, Suburban Lodges of America went public with an initial public offering at $17 per share. In November 1996, the company completed a secondary equity offering at $18.75 per share. In October 1997, the company did a third equity offering at $25.50 per share. Since these offerings, the stock has not paid one penny in dividends or distributions. Today, the stock is trading at $7.00. Each invested dollar in the IPO is now worth 41 cents. Each invested dollar in the second equity offering is now worth 37 cents. Each invested dollar in the third equity offering is now worth 27 cents. This terrible five-year performance has occurred during a time of unprecedented economic growth and prosperity in the US economy.

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 12 of 29 Pages
 ----------------------                             ----------------------

Conversely, many other US public hotel companies have created value for their shareholders over this period. One dollar invested in the `Russell 3000 - Hotel/Motel Industry Index' at the end of the second quarter 1996 was worth $1.21 at the end of the first quarter 2001; one dollar invested in Suburban Lodges stock over the same period was worth 24 cents. The current management group has presided over the company's capital allocation and strategic direction decisions throughout this entire sorry performance. Further, as the Company's April 12 press release makes clear, this same management group has elected to continue with it's failed strategies and has rejected the alternative of entering into a transaction that would unlock asset values for shareholders.

          The Filing Persons believe that the poor performance of the Company's stock reflects the market's loss of confidence in management's ability or commitment to produce good operating results. The Company's return on average equity in 2000 was only 2.53%. The Net Operating Income (NOI) margin for the Company's owned hotels (as defined by the difference between Hotel Revenues and Hotel Operating Expenses, divided by Hotel Revenues) has steadily eroded since the Company's IPO; for 1997 the NOI margin was 48.7%, by year 2000 it had fallen to 45.5%. In each of the three years prior to the Company's IPO, including full year 1996, the NOI margins were over 50%. The Filing Persons believe that this erosion in operating margins has been caused by a consistently higher growth rate of same-property Hotel Operating Expenses relative to same-property Hotel Revenues. In addition, an even more serious cause of the deterioration of the Company's operating results has been the rapid growth in Corporate Operating Expenses relative to the growth in the company's Total Revenues. In 1997, the Company's Corporate Operating Expenses of $2,254,000 equated to 9.72% of the company's Total Revenues. By 2000, the company's Corporate Operating Expense had jumped to $10,998,000, equating to 14.61% of year 2000 Total Revenues.

         Even these results, dismal as they are, understate the seriousness of the Company's problems because they exclude the effects of the Company's expenditures on HotelTools, an Internet startup. In 2000, the HotelTools losses, which are fully funded by loans from the Company, approximated $8,000,000. This loss would have more than wiped out the Company's entire Net Income if HotelTools had been consolidated with the Company. The Board managed to avoid showing these losses on the Company's financial statements by structuring its investment as a loan-plus-warrants (the warrants have a nominal exercise price), rather than as stock. However, the Reporting Persons believe that the Company suffered the economic effects of these losses as much as if HotelTools had been accounted for as a consolidated subsidiary; Suburban Lodges shareholders will pay the full brunt of a failure at HotelTools. A further implication of the way in which the HotelTools investment is structured is that it has created minimal disclosure requirements for HotelTools activities and financials in the Company's public filings. Management has indicated to investors that it plans to sink another $7,000,000 into HotelTools in 2001.

         If the Nominees are elected to the Board, they would press for a program of dramatic and comprehensive expense reductions with the goal of rapidly improving the company's operating margins. This would include a cessation of any further investment in HotelTools. If there is value in this investment, management can demonstrate that value by finding a buyer for both the Company's HotelTools loan and warrants. In addition to ceasing the Company's Internet startup, the Nominees would also seek to end, or find a strict business rationale for, costly perks

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 13 of 29 Pages
 ----------------------                             ----------------------

and frills such as the Company's opulent headquarters offices. The Nominees would also insist on a major review of the Company's staffing requirements at both the hotel-operating and corporate levels. According to the Company's 2000 10K, the Company employed 760 persons at year-end 2000.

         Most importantly, the Nominees would ask the Board to reconsider the decision, reflected in the Company's April 12 press release, not to engage in a strategic transaction that would enable shareholders to realize the underlying value of the Company's assets. The Reporting Persons believe that the modest stock repurchase program, funded primarily by sales of development sites, which was announced in the April 12 press release, is an inadequate substitute for such a strategic transaction and will leave shareholders without a means of realizing the Company's underlying asset values.

         The Reporting Persons believe that sales of individual assets can be a means of maximizing shareholder value, but only if there is an aggressive program to sell all of the Company's owned hotels. If the Company does complete these asset sales, the Reporting Persons believe that the proceeds should be distributed to shareholders through special distributions; depending on their respective tax bases, shareholders could receive a significant portion of these funds as a tax-deferred return of capital. The reporting persons believe that a complete sale of all of the Company's owned hotels would result in total distributions to shareholders of significantly more than the current market price of the stock. Following such distributions, shareholders would also continue to own their original Company shares. Post-distribution, the Company would be made up of its franchise/management business and its notes receivable. Assuming the hotels were sold subject to franchise agreements, and assuming reductions in Corporate Operating Expenses, the Reporting Persons believe that the post-distribution Company would be both profitable and would earn a high return on equity. If the asset sales program were not feasible within a reasonable period of time, the Nominees would seek to have the Board retain an investment banker, not merely to review strategic alternatives, but to pursue a fair and open auction of the Company with the goal of achieving the best possible price for shareholders.

         Finally, the Nominees would seek to have the Company adopt a corporate governance structure that gives shareholders a stronger voice in the major decisions about the Company's future. The Company has a staggered board, a poison pill and has elected not to opt out of the Georgia Anti-Takeover statute. The Reporting Persons believe that these provisions have the effect of both entrenching management and discouraging potential buyers from making an acquisition offer that might be favored by stockholders but opposed by management and the Board. As a first step, the Nominees would ask the Board to allow shareholders to vote on the elimination of the staggered board. This action alone could greatly encourage potential buyers to approach the company.

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   CUSIP No. 864444104                                Page 14 of 29 Pages
 ----------------------                             ----------------------

shareholders to vote on the elimination of the staggered board. This action alone could greatly encourage potential buyers to approach the company.

        Although the Filing Persons expect to vote for the Nominees, the Filing Persons have not agreed, and are not contractually obligated, to vote the shares of the Common Stock beneficially owned by the Filing Persons in any manner in connection with the Proxy Solicitation or with respect to any other vote of the shareholders of the Company. The Filing Persons reserve the right to participate in or initiate, alone or with others, any plans, proposals or transactions of a similar or different nature with respect to the Company or its securities. In addition, the Filing Persons may revise the proposals described above or submit additional proposals for action by shareholders.

        There can be no assurance that the Filing Persons (or any of their affiliates) will take any of the actions described in this Item 4 with respect to the Shares of Suburban.

        Except as described in this Item 4, as of the date of this Statement none of the Filing Persons has formulated any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction; (c) a sale or transfer of a material amount of assets of the Company or its subsidiaries, if any; (d) any change in the present board of directors or management of the Company, including any change in the number or term of directors or the filling of any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter or bylaws or other actions that may impede the acquisition of control of the issuer by any person;
(h) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

Item 5. Interest in Securities of the Issuer.

        (a) The following table sets forth information with respect to the Shares beneficially owned by each Reporting Person as of the close of business on April 12, 2001:


                                                    Approximate Percentage of
Name                            Number of Shares      Outstanding Shares/1/
------------------------------- ----------------    --------------------------
Raymond A.D. French                307,362/2/                    6%
Sharwell Securities Trading Ltd.   197,000                     1.6%
Kappa Alpha Ltd.                   121,324                     1.0%
Hibernian                          139,914                     1.2%
  Investment Managers
     Ltd.
                                   765,600                    6.38%

----------------
 /1/ Computed on the basis of 12,003,570 shares of Common Stock outstanding as of March 23, 2001 as specified in the Annual Report on Form 10-K of the Company for the fiscal year period ended December 31, 2000.
 /2/ Calculated without regard to Mr. French's shared dispositive power in Common Stock owned by other Reporting Persons the effect of which would be that Mr. French would be deemed beneficial owner of 765,600 shares of common stock.

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   CUSIP No. 864444104                                Page 15 of 29 Pages
 ----------------------                             ----------------------

        (b) Raymond A.D. French has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 307,362 shares of Common
Stock.   Of these shares, 254,066 shares of the Common Stock held by Mr. French reported in this Statement are beneficially owned by Mr. French for the benefit of certain managed accounts of Raymond J.R. French and Alys G.C. French over which Mr. French controls the power to (i) direct the voting of such shares of the Common Stock and (ii) dispose of such shares of the Common Stock. The investors in the managed accounts for which Mr. French acts as an investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities held by their funds or accounts, as the case may be. Mr. French also has shared power to dispose or to direct the disposition of 458,238 shares of Common Stock.

        Sharwell Securities Trading Ltd. has the sole power to vote or to direct the voting of 197,000 shares of Common Stock, and shared power to dispose or direct the disposition of 197,000 shares of Common Stock.

        Kappa Alpha Ltd. has the sole power to vote or to direct the vote of 121,234 shares of Common Stock, and shared power to dispose or direct the disposition of 121,234 shares of Common Stock.

        Hibernian Investment Managers Ltd. has the sole power to vote or to direct the vote of 139,914 shares of Common Stock, and shared power to dispose or direct the disposition of 139,914 shares of Common Stock.

        (c) The following table sets forth transactions with respect to the Shares during the past 60 days or since the filing of the Schedule 13D by each of the Reporting Persons. Set forth below are the transaction date, average price per share and number of shares traded. The transactions set forth below were open market transactions.

Raymond A.D. French

          NO. OF SHARES            DATE           AVERAGE PRICE PER SHARE
      ----------------------  ---------------  ----------------------------
              714                4/4/01                   $5.467
              760                4/5/01                    5.692
             2429                4/6/01                    5.899
              300                4/9/01                    6.026
              100                4/9/01                    6.026
            3,339               4/10/01                    6.346
            1,227               4/10/01                    6.346
              719               4/11/01                    6.586
            1,958               4/11/01                    6.586
            4,619               4/12/01                    6.877
            1,697               4/12/01                    6.877

Kappa Alpha Ltd.

          NO. OF SHARES            DATE           AVERAGE PRICE PER SHARE
      ----------------------  ---------------  ----------------------------

            1,924                4/4/01                   $5.467
            2,070                4/5/01                    5.692
            2,111                4/6/01                    5.899
              273                4/9/01                    6.026
            3,349               4/10/01                    6.346
            1,963               4/11/01                    6.586

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   CUSIP No. 864444104                                Page 16 of 29 Pages
 ----------------------                             ----------------------


            4,634               4/12/01                    6.877

Hibernian Investment Managers Ltd.



          NO. OF SHARES            DATE           AVERAGE PRICE PER SHARE
      ----------------------  ---------------  ----------------------------
           16,662                4/4/01                   $5.467
           17,870                4/5/01                    5.692
           18,160                4/6/01                    5.899
            2,327                4/9/01                    6.026
           28,585               4/10/01                    6.346
           16,760               4/11/01                    6.586
           39,550               4/12/01                    6.877

        (d) Third parties have the right to receive or power to direct the receipt of dividends from the shares of Suburban's Common Stock reported in this Statement, or the proceeds of the sale of shares of the Suburban's Common Stock reported in this Statement but that those interests do not exceed five percent of the class of securities.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

        Raymond A. D. French is an investment advisor specializing in undervalued public companies. Mr. French acts as an investment adviser to the other Reporting Persons. Mr. French also exerts control over the disposition of shares held by other Reporting Persons under arrangements set forth in agreements between the parties filed as Exhibits 3, 4 & 5 to this Schedule 13D. These agreements with each of Kappa, Yeoman and Hibernian respectively provide that Kappa, Yeoman and Hibernian may " trade in [Suburban] Shares only with Raymond A.D. French's prior approval." These agreements further provide that "[a]ll buy and sell decisions relating to [their investment] must be unanimously agreed to" by the investors and Mr. French.

        Except as described in Item 4 above, there are no contracts, arrangements, understandings, or relationships between the Reporting Persons, on the one hand, and any persons, on the other hand, with respect to any securities of the Company.

Item 7.  Material to be filed as Exhibits.

        1.  Joint Filing Agreement, dated the 19th of June 2000.

        2. Agreement between Raymond A.D. French, Raymond J.R. French and Alys G.C. French dated the 23rd of March 2001.

        3. Agreement between Raymond A.D. French and Yeoman International Holdings S.A. dated the 24th of May 2000.

        4. Agreement between Raymond A.D. French and Kappa Alpha Ltd. dated the 1st of September 2000.

        5. Agreement between Raymond A.D. French and Hibernian Investment Managers dated the 26th of March 2001.

 ----------------------                             ----------------------
   CUSIP No. 864444104                                Page 17 of 29 Pages
 ----------------------                             ----------------------


                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2001

                                        By: /s/ Raymond A.D. French
                                           ------------------------------
                                           Raymond A.D. French

                                        KAPPA ALPHA LTD.

                                        By: /s/ Raymond J.R. French
                                           ------------------------------
                                        Name/Title: Raymond J.R. French,
                                                    Director

                                        SHARWELL SECURITIES TRADING LTD.

                                        By: /s/ Paul R. Coulson
                                           -----------------------------
                                        Name/Title: Paul R. Coulson,
                                                    Director

                                        HIBERNIAN INVESTMENT MANAGERS LTD.

                                        By: /s/ Martin Nolan
                                           -----------------------------
                                        Name/Title: Martin Nolan
                                                    Director

                                        YEOMAN INTERNATIONAL HOLDINGS S.A.

                                        By: /s/ Paul R. Coulson
                                           -----------------------------
                                        Name/Title: Paul R. Coulson,
                                                    Director

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   CUSIP No. 864444104                                Page 18 of 29 Pages
 ----------------------                             ----------------------


                                 Exhibit Index


1.   Joint Filing Agreement, dated the 19th of June 2000.

2. Agreement between Raymond A.D. French, Raymond J.R. French and Alys G.C. French dated the 23rd of March 2001.

3. Agreement between Raymond A.D. French and Yeoman International Holdings S.A. dated the 24th of May 2000.

4. Agreement between Raymond A.D. French and Kappa Alpha Ltd. dated the 1st of September 2000.

5. Agreement between Raymond A.D. French and Hibernian Investment Managers dated the 26th of March 2001.